SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                                Triton Group Ltd.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                                                   896757101
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall subject to all other provisions of the Act (however, see the Notes).

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

            FEDERATED INVESTORS
            TAX I.D. #51-0316181

2       Check the appropriate box if a member of a group

                                                      (a) [ ]

                                                      (b) [ ]

3       SEC use only

4       Citizenship or Place of Organization

                                    DELAWARE

Number of     5   Sole voting power       149,793
shares
beneficially  6   Shared voting power
owned
by each       7   Sole dispositive power  149,793
Reporting
Person with   8   Shared dispositive power

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    149,793

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11      Percent of Class Represented by Amount in Row (9)

                                                                      2.7%

12      Type of Reporting Person

                                       HC

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         VOTING SHARES IRREVOCABLE TRUST

2       Check the appropriate box if a member of a group

                                                      (a) [ ]

                                                      (b) [ ]

3       SEC use only

4       Citizenship or Place of Organization

                                  PENNSYLVANIA

Number of     5   Sole voting power       149,793
shares
beneficially  6   Shared voting power
owned
by each       7   Sole dispositive power  149,793
Reporting
Person with   8   Shared dispositive power

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    149,793

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11      Percent of Class Represented by Amount in Row (9)

                                                                      2.7%

12      Type of Reporting Person

                                       OO

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                                 JOHN F. DONAHUE

2       Check the appropriate box if a member of a group

                                                      (a) [ ]

                                                      (b) [ ]

3       SEC use only

4       Citizenship or Place of Organization

                                  UNITED STATES

Number of     5   Sole voting power
shares
beneficially  6   Shared voting power     149,793
owned
by each       7   Sole dispositive power
Reporting
Person with   8   Shared dispositive power      149,793

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    149,793

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11      Percent of Class Represented by Amount in Row (9)

                                                                      2.7%

12      Type of Reporting Person

                                       IN

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                               RHODORA J. DONAHUE

2       Check the appropriate box if a member of a group

                                                      (a) [ ]

                                                      (b) [ ]

3       SEC use only

4       Citizenship or Place of Organization

                                  UNITED STATES

Number of     5   Sole voting power
shares
beneficially  6   Shared voting power     149,793
owned
by each       7   Sole dispositive power
Reporting
Person with   8   Shared dispositive power      149,793

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    149,793

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11      Percent of Class Represented by Amount in Row (9)

                                                                      2.7%

12      Type of Reporting Person

                                       IN

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                             J. CHRISTOPHER DONAHUE

2       Check the appropriate box if a member of a group

                                                      (a) [ ]

                                                      (b) [ ]

3       SEC use only

4       Citizenship or Place of Organization

                                  UNITED STATES

Number of     5   Sole voting power
shares
beneficially  6   Shared voting power     149,793
owned
by each       7   Sole dispositive power
Reporting
Person with   8   Shared dispositive power      149,793

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    149,793

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11      Percent of Class Represented by Amount in Row (9)

                                                                      2.7%

12      Type of Reporting Person

                                       IN

ITEM 1 (A).  NAME OF ISSUER:

TRITON GROUP LTD.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE:

550 West C Street
San Diego, CA  92101

ITEM 2(A).  NAMES OF PERSONS FILING:

SEE ROW 1 OF COVER PAGES

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Federated Investors Tower
Pittsburgh, PA  15222-3779

ITEM 2(C).  CITIZENSHIP:

SEE ROWS 1 AND 4 OF COVER PAGES

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E).  CUSIP NUMBER:

896757101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSONS FILING ARE:

(g) [X] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

ITEM 4.  OWNERSHIP:

      A.  Federated Investors (See Note 1, next page)
            Item 4(a) Amount Beneficially Owned:............149,793
            Item 4(b) Percent of Class:.....................2.7%
            Item 4(c) Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote:      149,793
                  (ii) shared power to vote or direct the vote:   0
                  (iii) sole power of dispose or to direct the
                         disposition of:....................149,793
                  (iv) shared power to dispose or to direct the
                         disposition of:....................0

      B.  Voting Shares Irrevocable Trust (See Note 1, next page)
            Item 4(a) Amount Beneficially Owned:............149,793
            Item 4(b) Percent of Class:.....................2.7%
            Item 4(c) Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote:      149,793
                  (ii) shared power to vote or direct the vote:   0
ITEM 4.  OWNERSHIP: (CONTINUED):

                  (iii) sole power of dispose or to direct the
                         disposition of:....................149,793
                  (iv) shared power to dispose or to direct the
                         disposition of:....................0
      C.....John F. Donahue (1)
            Item 4(a) Amount Beneficially Owned:............149,793
            Item 4(b) Percent of Class:.....................2.7%
            Item 4(c) Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote:      0
                  (ii) shared power to vote or direct the vote:   149,793
                  (iii) sole power of dispose or to direct the
                         disposition of:....................0
                  (iv) shared power to dispose or to direct the
                         disposition of:....................149,793

      Rhodora J. Donahue (1)
            Item 4(a) Amount Beneficially Owned:............149,793
            Item 4(b) Percent of Class:.....................2.7%
            Item 4(c) Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote:      0
                  (ii) shared power to vote or direct the vote:   149,793
                  (iii) sole power of dispose or to direct the
                         disposition of:....................0
                  (iv) shared power to dispose or to direct the
                         disposition of:....................149,793

E.    J. Christopher  Donahue (1)
            Item 4(a) Amount Beneficially Owned:............149,793
            Item 4(b) Percent of Class:.....................2.7%
            Item 4(c) Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote:      0
                  (ii) shared power to vote or direct the vote:   149,793
                  (iii) sole power of dispose or to direct the
                         disposition of:....................0
                  (iv) shared power to dispose or to direct the
                         disposition of:....................149,793

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities. Check the following [X].

      ......
(1) The number of shares indicated represent shares beneficially owned by registered investment companies advised by subsidiary of Federated Investors that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors. All of the voting securities of Federated Investors are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue ("Trustees"). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are the beneficial owners such securities.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT OF BEHALF OF ANOTHER PERSON:

      ......Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

SEE EXHIBIT "1" ATTACHED

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.  CERTIFICATION:


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing of influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the bets of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998

By:   /s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated Investors


By:   /s/J. Christopher Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:   /s/J. Christopher Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:   /s/J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust

                                   EXHIBIT "1"
                            ITEM 3 CLASSIFICATION OF
                                REPORTING PERSONS

              Identity and Classification of Each Reporting Person



      IDENTITY                      CLASSIFICATION UNDER ITEM 3

Federated Management                (e) Investment Adviser registered under
                                    section 203 of the Investment Advisers

Federated Advisers                  (e) Investment Adviser registered under
                                    section 203 of the Investment Advisers

Federated Investors                 (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

Federated Investors, Inc.           (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

FII Holdings, Inc.                  (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

Voting Shares Irrevocable Trust     (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

John F. Donahue                     (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

Rhodora J. Donahue                  (g) Parent Holding Company, in accordance
                                    with Section 240.13d-1(b)(ii)(G)

J. Christopher Donahue              (g) Parent Holding Company, in accordance
                                     with Section 240.13d-1(b)(ii)(G)


Federated Investors (the "Parent") is filing this Schedule 13G because it is the parent holding company of Federated Management and Federated Advisers (the "Investment Advisers"), which act as investment advisers to registered investment companies, including Federated Growth Trust, that own shares of common stock in Triton Group Ltd. (the "Reported Securities"). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., which is wholly owned by the Parent. All of Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees")). The Trustees have joined in filing this Schedule 13G because of the collective voting control that they exercise over the Parent. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Parent, the Trust and each of the Trustees declare that this statement should not be construed as an admission that they are the beneficial owners of the Reported Securities, and the Parent, the Trust and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities.

                                   EXHIBIT `2"
                          AGREEMENT FOR JOINT FILING OF
                                  SCHEDULE 13G


      The following parties hereby agree to file jointly the statement on
Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

      1. Federated Investors, as parent holding company of the investment advisers to registered investment companies that beneficially own the securities.

      2. Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors

      3. John F. Donahue, individually and as Trustee

      4. Rhodora J. Donahue, individually and as Trustee

      5.    J. Christopher Donahue, individually and as Trustee


      It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party unless is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

      It is understood and agreed that the joint filing of Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Date: February 10, 1998

By:   /s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated Investors


By:   /s/J. Christopher Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:   /s/J. Christopher Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:   /s/J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust